Exhibit 12

Computation of Ratio of Earnings to Fixed Charges

(In Thousands)

	Twelve Months Ended December 31,
	2010	2009	2008	2007	2006
Earnings:
Income from continuing operations before income taxes	467,913	788,345	725,595	428,957	550,920
Fixed charges, as shown below	249,804	69,277	69,402	61,336	50,227
Equity in income of investees	(21,428)	(15,707)	(11,140)	(6,551)	(1,201)
Minority Interest—Gas	(11,845)	(27,425)	(43,191)	(25,038)	(29,608)

Adjusted Earnings (Loss)	684,444	814,490	740,666	458,704	570,338

Fixed charges:
Interest on indebtedness, expensed or capitalized	218,425	43,290	48,345	45,414	35,818
Interest within rent expense	31,379	25,987	21,057	15,922	14,409

Total Fixed Charges	249,804	69,277	69,402	61,336	50,227

Ratio of Earnings to Fixed Charges	2.74	11.76	10.67	7.48	11.36